

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Bryan Lewis
Chief Executive Officer
Intellicheck, Inc.
200 Broad Hollow Road, Suite 207
Melville, NY 11747

> **Re: Intellicheck, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2025**
> **File No. 333-289639**

Dear Bryan Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher H. Cunningham